Exhibit 99.2

Commtouch Appoints Todd Thomson to Board of Directors

Sunnyvale, Calif. – November 7, 2011 – Commtouch® (NASDAQ: CTCH) today announced the appointment of Todd Thomson to its board of directors, effective today.

“Todd brings over two decades of global business strategy and operational experience to Commtouch’s board,” said Lior Samuelson, Commtouch’s chairman of the board. “We are happy to welcome him to the team, and look forward to his positive contribution.”

Mr. Thomson is the founder and CEO of Headwaters Capital, a proprietary investment business, and Chairman of Dynasty Financial Partners, a firm dedicated to providing the highest quality investment and technology platform to sophisticated independent advisors. He served for nine years in top management positions in Citigroup, including as Chairman and CEO of Citigroup Global Wealth Management, comprised of Smith Barney, The Citigroup Private Bank, and Citigroup Investment Research. With $1.4 Trillion in assets and over $10 Billion in revenue, Citi GWM ranked as one of the leading wealth management businesses in the world. Mr. Thomson also served for 5 years as Citigroup’s CFO, where he led operations, strategy and all finance functions, and oversaw Citigroup Alternative Investments, with approximately $15 Billion in hedge funds, private equity, and credit structures. His prior experience includes EVP Acquisitions and Strategy for GE Capital; Partner, Barents Group; and Manager at Bain and Co. Todd is a member of the Board of Directors of Cordia Bancorp and Bank of Virginia, the World Resources Institute, the Board of Trustees of Davidson College and Chair of the Wharton Leadership Center Advisory Board. He is a graduate of Davidson College and received his MBA with distinction from the Wharton School of the University of Pennsylvania.

“Commtouch is a company with tremendous potential both within the security sphere and in relevant contiguous industries,” said Mr. Thomson. “With its strong technological core, outstanding team and large, loyal customer base, Commtouch has a first-rate foundation from which to advance and build for the future.”

About Commtouch

Commtouch® (NASDAQ: CTCH) safeguards the world’s leading security companies and service providers with cloud-based Internet security services. A cloud-security pioneer, Commtouch’s real-time threat intelligence from its GlobalView™ Network powers Web security, messaging security and antivirus solutions, protecting thousands of organizations and hundreds of millions of users worldwide. Information about Commtouch can be found at www.commtouch.com or by writing to info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch, Authentium, Command Antivirus and Command Anti-malware are registered trademarks, of Commtouch. U.S. Patent No. 6,330,590 is owned by Commtouch. All other trademarks are the property of their respective owners.

US Investor Relations Contact

Ehud Helft / Kenny Green

CCG Investor Relations

Tel: (US) 646-201-9246

        (Int’l) +972-3-607-4717

commtouch@ccgisrael.com

Israel Investor Relations contact

Iris Lubitch

EffectiveIR

Tel: 972-3-5664007

Iris@EffectiveIR.co.il